ERIC M. HELLIGE

Partner

Direct Tel: 212-326-0846

Fax: 212-326-0806

ehellige@pryorcashman.com

December 22, 2023

Via Edgar

Ms. Eiko Yaoita Pyles

Ms. Jean Yu

Mr. Thomas Jones

Mr. Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heritage Distilling Holding Company, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed November 13, 2023 CIK No. 0001788230

Ladies and Gentlemen:

On behalf of our client, Heritage Distilling Holding Company, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 1 to the Registration Statement on Form S-1 of the Company (“Amendment No. 1”), marked to indicate changes from the Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2023.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated December 8, 2023 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Draft Registration Statement on Form S-1 submitted November 13, 2023

Cover Page

1.	We note your disclosure on pages 7 and 126 that you have agreed to issue warrants to the representative. Please disclose this on the cover page and state that the warrants and shares are also being registered in this registration statement.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No. 1.

Securities and Exchange Commission

December 22, 2023

About this Prospectus Summary, page ii

2.	Please tell us whether you commissioned any of the third-party data presented in your document and, if so, please file the consent as an exhibit.

Response:	The Company has not commissioned any of the third-party industry data set forth in Amendment No. 1. All industry data provided in Amendment No. 1 is derived from publicly-available sources.

Overview, page 1

3.	Please clarify how you are a “leading” distillery, given your revenues relative to the market you define.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 53 and 80 of Amendment No. 1. Further, the American Craft Spirits Association (“ACSA”) defines large craft distillers as those producing between 52,576 and 394,317 nine liter cases of spirits annually, which represents the top 1.7% of craft distillers. Further, the ACSA defines medium-sized producers as those producing 5,259 to 52,576 cases of product annually, compromising 8.2% of craft distillers. The Company sold over 23,000 cases into the market in 2022, in addition to the additional volume of spirits the Company laid down into barrels for future sales, putting the Company in the top 10% of craft producers in the country using the ASCA metrics. Further, as disclosed on pages 1, 53, and 80 of Amendment No. 1, the Company has been recognized with more awards for its products from the American Distilling Institute, the leading independent spirits association in the United States, than any other North American craft distiller for each of the last ten years, plus numerous other Best of Class, Double Gold and Gold medals from multiple national and international spirits competitions.

We could be materially adversely affected by health concerns, page 12

4.	Given your disclosures on pages 12 and 13, please discuss whether cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had, or you reasonably expect to have, a material impact on your operations, supply chain liquidity or capital resources.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 14 of Amendment No. 1. Moreover, since the lifting of COVID-19 emergency orders in the states in which the Company operates (Washington and Oregon) by the Governors of such states in late 2022, the Company has not experienced any additional restrictions or shutdowns, nor does it anticipate any such shutdowns in the near future. If there are shutdowns or restrictions, the Company has existing protocols in place from its learnings from COVID-19 from 2020 through the end of the emergency declaration in late 2022 that it would reinstate. In addition, because of the Company’s industry, it was deemed an “essential business” in its states, allowing it to remain open. The Company expects that, even in the event of future shutdowns or restrictions, it would qualify for that same status to allow it to remain operational.

Securities and Exchange Commission

December 22, 2023

Use of Proceeds, page 44

5.	Please disclose the approximate amount of proceeds that you intend to use for each of the purposes mentioned in the third paragraph of this section.

Response:	In response to the Staff’s comment, we have revised the disclosure in “Use of Proceeds” on page 46 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Gross Profit, page 61

6.	We refer you to the table at the top of page 62. In the table, you present a measure of gross profit for products that excludes unabsorbed overhead in the amount of $875,000 and $1,137,000 for the six months ended June 30, 2023 and 2022, respectively. You also present a subtotal of products and services gross profit that excludes unabsorbed overhead in the amount of $1,676,000 and $1,845,000 for the six months ended June 30, 2023 and 2022, respectively. These amounts appear to represent non-GAAP financial measures as they exclude amounts from their most directly comparable GAAP measure. In this regard, please revise your presentation to comply with the disclosure requirements of Item 10(e)(i) of Regulation S-K which includes, among other items, a presentation with equal or greater prominence of the most directly comparable financial measure calculated in accordance with GAAP, a reconciliation to the most directly comparable GAAP measure and the reason(s) why management believes the measure provides useful information to investors. Similarly revise your presentation in the table related to Total Gross Margin.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 59 and 60 of Amendment No. 1 to remove the adjustment for unabsorbed overhead costs and to comply with the disclosure requirements of Item 10(e)(i) of Regulation S-K.

7.	Notwithstanding the comment above, it appears unabsorbed overhead costs appear to be normal recurring cash operating expenses based upon your disclosures on page 60. In this regard, please tell us why you believe your adjustment for such expenses to be appropriate and your consideration of the guidance outlined in Question 100.01 of the Division of Corporation Finance C&DI’s regarding Non-GAAP Financial Measures as part of your response to us.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 59 and 60 of Amendment No. 1 to remove the adjustment for unabsorbed overhead costs.

Non-GAAP Financial Measures

EBITDA Analysis, page 69

8.	We refer to your adjustment for financial reporting and capital structure SEC preparedness of $1,081,000 in your reconciliation from EBITDA to Adjusted EBITDA. Please tell us whether these amounts represent normal recurring cash operating expenses. If not, please explain why you do not expect to incur such expenses such as those related to financial reporting in future periods.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 72 of Amendment No. 1 to remove the line item adjustment for financial reporting and capital structure SEC preparedness of $1,081,000 in the reconciliation from EBITDA to Adjusted EBITDA.

Liquidity and Capital Resources, page 69

9.	We note your disclosure on page F-19 indicates that you are not in compliance with your debt covenants. Please expand your discussion of liquidity and capital resources to disclose your non-compliance with your debt covenants and any plans you have to remedy to regain compliance.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 72, F-19 and F-20 of Amendment No. 1.

Securities and Exchange Commission

December 22, 2023

Tribal Beverage Network (TBN), page 95

10.	Please revise this section to discuss in greater detail the material terms of your agreements mentioned in the fifth paragraph on page 95. Also, describe the parties’ rights and obligations, payment terms, including the amounts of equity and cash compensation paid or to be paid, and termination provisions. In addition, file the agreement as an exhibit or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 88 of Amendment No. 1 to provide greater detail regarding the material terms of the above referenced agreements. The Company respectfully advises the Staff that it does not believe that it is required to file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Item 601(b)(10)(i)(A) generally limits “material contracts” to “every contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report.” The Company considers the agreements as ones that will ordinarily accompany its Tribal Beverage Network-related business going forward and the agreements do not fall within one or more of the categories specified in Item 601(b)(10)(ii) of Regulation S-K. The Company has signed Memorandums of Terms with six other Native American tribes to enter into similar agreements with such tribes representing up to nine new locations. The Company is in negotiations with several other Tribes to enter into similar agreements in the first half of 2024. Further, the existing agreement is immaterial to the Company’s financial position both historically and as projected, as it has not accounted for even 6% of the Company’s historical 2022 gross revenues and is expected to account for less than 4% of the Company’s gross annual revenues in 2023.

Summary Compensation Table, page 108

11.	Reconcile the information in the first paragraph with the information in the table, including the number of officers to which you refer.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 102 of Amendment No. 1.

Principal Stockholders, page 117

12.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by the entities n the table.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 112 of Amendment No. 1.

Securities and Exchange Commission

December 22, 2023

Certain Relationships, page 118

13.	Please revise to discuss Exhibit 10.3 here and in your disclosure beginning on 115, including whether the agreement will remain in effect after this offering.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 113 of Amendment No. 1.

Consolidated Financial Statements

Notes to the Consolidated Financing Statements, page F-35

14.	We note that your investment in Flavored Bourbon LLC represented 40% and 39% of total assets as of December 31, 2022 and June 30, 2023, respectively. Please revise your notes to the financial statements to include your accounting policy for this investment, citing relevant accounting literature and all applicable required disclosures. Additionally, please tell us how you evaluate the asset for impairment.

Response:

In response to the Staff’s comment, the Company has revised the heading of “Investments” to “Investments/Investment in Flavored Bourbon LLC” for Footnote 2 and has revised the language under said heading on page F-13 of Amendment No. 1 to clarify that the accounting policies discussed therein are relevant to the Company’s investment in Flavored Bourbon LLC and to cite Accounting Standards Codification (“ASC”) Topic 321, Investments — Equity Securities (“ASC 321”).

Note 9 Stockholders Equity

Restricted Stock Units, page F-52

15.	We note from your footnote the majority of RSU awards are double trigger and compensation expense for RSU awards are recognized upon meeting both the time-vesting condition and the triggering event condition. In this regard, please revise your disclosures within MD&A to disclose how much of the unrecognized compensation expense for RSU awards will be recognized upon consummation of the IPO, if any.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of Amendment No. 1 to provide the amount of the unrecognized compensation expense for RSU awards that it expects to recognize upon the expiration of lock up agreements entered into in connection with this offering and in Footnote 9 on page F-24 of Amendment No. 1 to clarify that the “double trigger” for the liquidity-event component is “including applicable lock-up periods”, to clarify that the consummation of the initial public offering is only partial satisfaction of the “consummation of the IPO” event and does not, in and of itself, trigger recognition of the unrecognized compensation expense.

Exhibits

16.	Please include the filing fee table required to be filed as Exhibit 107 by Item 601 of Regulation S-K. Also file the employment agreements mentioned on page 108.

Response:	In response to the Staff’s comment, the Company has revised the exhibit index accordingly. The filing fee table and the employment agreements will be filed by amendment to the Registration Statement.

Securities and Exchange Commission

December 22, 2023

17.	Please file as exhibits the consents of each nominee for director.

Response:	In response to the Staff’s comment, the Company has revised the exhibit index and has filed as exhibits to Amendment No. 1 the consents of each nominee for director.

General

18.	We note that the projected revenues and gross margin for the fiscal year ended December 31, 2023 were approximately $18.1 million and $10.1 million, respectively as set forth in the financial projections in connection with the business combination earlier this year. We also note that your actual revenues and gross margin were approximately $3.4 million and $675,000 million, respectively for the six months ended June 30, 2023. It appears that you will miss your 2023 projections. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances. If your expected results of operations have changed materially, revise to explain the reasons for those changes.

Response:

We respectfully advise the Staff that, rather than representing financial projections, the cited financial figures discussed in the business combination agreement were threshold earnout targets for the release of additional shares to the Company.

Further, those threshold targets of gross revenues and accompanying anticipated margins for the release of shares were based upon the assumption that the transactions contemplated by the business combination agreement would be consummated in a timely manner, with the capital held in trust by the SPAC available to the Company post deSPAC to further the Company’s growth plans, including a $10 million minimum cash condition. Upon execution of the business combination agreement, the SPAC had approximately $44 million in trust, which after anticipated transaction expenses of approximately $10 million, would have left approximately $34 million in cash available for the Company to execute on its plans. Between the time of the business combination agreement’s execution and the subsequent filings of the Form S-4 and Amendment No. 1 to the Form S-4 the trust account was reduced to approximately $30 million due to redemptions in the intervening period. Even then, assuming no further redemptions and the same $10 million of transaction expenses refenced above, the Company would have been left with approximately $20 million with which to pursue its growth plans. Moreover, taking the most conservative approach under the business combination agreement into consideration, in which only the $10 million minimum cash condition was met, such $10 million in cash would have been available to the Company to more aggressively execute on its plans. Upon termination of the business combination agreement, the Company instead had to revert to a more conservative business plan in which it focused on maintaining current operations rather than growth. As disclosed in the Company’s financial statements on pages F-1 and F-2 of Amendment No. 1, the Company’s approximately $6 million use of cash to support operations through September 30, 2023, which was primarily funded through proceeds from the issuance of convertible notes, was less than amount that would have been available to the Company had the transactions contemplated by the business combination agreement been consummated.

The Company believes that upon a successful completion of this offering, and the use of net proceeds disclosed on page 46 of Amendment No. 1, the Company will be able to refocus its business strategy on growth and execution.

Securities and Exchange Commission

December 22, 2023

19.	To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential cyberattacks.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 32 of Amendment No. 1.

20.	Please describe the extent and nature of the role of the board of directors in overseeing risks related to Russia’s invasion of Ukraine. This could include risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 32 of Amendment No. 1.

21.	Reconcile your disclosures on pages 40 and 104 regarding whether you will have a classified board.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 97 of Amendment No. 1.

22.	Please refer to your disclosure on page 41 regarding the exclusive forum provision. Disclose whether this provision applies to claims arising under the Securities Act and the Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 43 of Amendment No. 1.

*       *       *

Securities and Exchange Commission

December 22, 2023

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 1 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:
Heritage Distilling Holding Company, Inc.